TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	532,794
Receivable from affiliate		869,790
Prepaid expenses and other assets		110,497
Furniture		8,065
Less: Accumulated depreciation		(7,298)
Net fixed assets		767
Total assets	$	1,513,848
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	116,771
Total liabilities		116,771
Commitments and contingencies (Note 5)		
Partners' capital		1,397,077
Total liabilities & partners' capital	$	1,513,848

The accompanying notes are an integral part of this statement of financial condition.